SSTL, Inc.

165 Pitt Road

Mooresville, NC 28115

Phone: ((804).306.8217

September 30, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:  Justin Dobbie, Legal Branch Chief

Re:	SSTL, Inc. Post Effective Amendment to Registration Statement on Form S-1 (File No. 333- 174403)

Dear Mr. Dobbie:

In response to the Staff's Comment Letter dated September 20, 2013, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with respect to this matter.  Please advise our counsel, Brad Bingham, (619) 708-9414, or Stanley Moskowitz Esq. at (858) 523-0100 if you have any questions and to advise us that the registration statement has been declared effective.

Thank you.

SSTL, Inc.

By:      /s/ Susan Lokey

            Susan Lokey, CEO